UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 17, 2008**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On January 17, 2008 First Financial Holdings, Inc. announced results of the first quarter of fiscal year 2008. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Press release dated January 17, 2008 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: January 17, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. First Quarter Results and additional financial information

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
            Vice President-Investor Relations
            and Corporate Secretary
            (843) 529-5931 or (843) 729-8119

FIRST FINANCIAL HOLDINGS, INC.
REPORTS FIRST QUARTER RESULTS

Charleston, South Carolina (January 17, 2008) -- First Financial Holdings, Inc. ("Company") (NASDAQ GSM: FFCH) today reported net income for the first quarter of its fiscal year ending September 30, 2008. Net income for the quarter ended December 31, 2007 decreased to $2.9 million from $5.8 million for the quarter ended December 31, 2006. Basic and diluted earnings per share each totaled $0.25 for the current quarter, compared to $0.49 and $.48 per share, respectively, for the quarter ended December 31, 2006. On January 11, 2008, the Company issued a press release concerning several items which contributed to lower earnings during the first quarter of fiscal 2008. A further discussion of these items follows.

First, the Company announced the impact of an early retirement program offered in October 2007 to full-time employees who met certain age and service criteria. The pre-tax expense related to this program, which was recorded during the first quarter, was $1.76 million. Second, the Company recorded an expense during the first quarter for its share of the Visa USA Inc. antitrust lawsuit settlement with American Express and other pending Visa litigation (reflecting the Company's share as a Visa member) of approximately $260 thousand before tax. Once Visa's planned initial public offering is complete, we anticipate proceeds from the share redemption related to our ownership should more than offset our recorded Visa-related liabilities.   After tax, the effect of these two items was a reduction in earnings per common share of approximately $0.11 on a diluted basis for the quarter ended December 31, 2007.

In addition the Company recognized a loan loss provision of $3.25 million for the quarter ended December 31, 2007 compared to $1.9 million for the quarter ended September 30, 2007, and $853 thousand for the quarter ended December 31, 2006.   The increase in the provision on both a linked and comparative quarter basis is primarily attributable to probable losses related to four residential lot loans and higher actual losses recorded, including a $452 thousand charge-off related to one commercial real estate land loan in the Myrtle Beach market. On a positive note, the overall loan portfolio grew $55.5 million for the quarter ended December 31, 2007 to $2.21 billion from $2.16 billion at September 30, 2007. The loan loss provision related to loan growth was estimated at $400 thousand. Problem assets, which include problem loans as well as real estate owned, as a percentage of total assets was 0.46% at December 31, 2007 compared with 0.22% at December 31, 2006 and 0.28% at September 30, 2007.

President and Chief Executive Officer A. Thomas Hood commented, "The early retirement program offer was accepted by 26 employees in a number of positions and markets. The Company expects to save $1.0 million before tax in fiscal 2008 and $1.3 million annually thereafter as a result of this program. Less than 40% of the positions vacated will be replaced with new personnel and several key functional changes will be undertaken as a result of the program."

"Like many other financial institutions, we have been carefully analyzing and monitoring credit trends in our loan portfolio as a result of the precipitous decline in the real estate market, as well as other economic factors. The Company is currently experiencing moderately higher levels of non-performing loans and net loan charge-offs. Annualized net loan charge-offs as a percentage of net loans totaled 0.36% for the quarter ended December 31, 2007 compared with 0.16% for the comparable quarter one year ago and 0.30% for the quarter ended September 30, 2007. We also continue to see slower housing markets, higher residential unit inventories and lower new housing starts. Although delinquencies are also higher, we have not experienced significant deterioration in our single-family residential loan portfolios," Hood noted.

The net interest margin was 3.23% for the quarter ended December 31, 2007 compared to a net interest margin of 3.37% for the quarter ended December 31, 2006. Compared with the most recent quarter, the net interest margin decreased by eight basis points from a net interest margin of 3.31% for the quarter ended September 30, 2007. Hood continued, "It should be noted that despite the margin compression, net interest income increased $368 thousand to $21.1 million for the quarter ended December 31, 2007 compared to $20.7 million for the quarter ended September 30, 2007, and also increased $358 thousand compared to $20.7 million for the same quarter in fiscal 2007. Lack of short-term credit market liquidity has contributed to a very competitive deposit pricing environment. Deposit rates have not adjusted to declines experienced in Fed Funds rates and, more recently, in LIBOR rates. Also contributing to margin compression was a planned $56 million increase in our investment portfolio during the quarter ended December 31, 2007. We estimate that this expansion accounted for one-half, or four basis points, of the margin compression this quarter as compared to the quarter ended September 30, 2007. We expect that continued declines in Fed Funds will eventually benefit the Company's net interest margin."

Non-interest income totaled $13.6 million for the first quarter of fiscal 2008, an increase from $11.7 million for the quarter ended December 31, 2006. This increase is primarily attributable to increases in deposit account fees, bank card revenues and mortgage banking operations. Total revenues, defined as net interest income plus total other income, excluding gains on sales of investments and gains on disposition of assets, increased to $34.6 million, for the quarter ended December 31, 2007, an increase of $2.3 million or 7.1% from $32.3 million during the comparable quarter ended December 31, 2006.

Total non-interest expenses, net of the one-time early retirement and Visa litigation expenses discussed earlier, increased by $2.1 million, or 9.3%, to $24.4 million for the quarter ended December 31, 2007 compared to $22.5 million for the quarter ended December 31, 2006. Several factors contributed to the increase in expenses including financial center sales office expansion, annual staff salary adjustments effective in November 2007 as well as on-going property renovations and higher marketing expenditures.

"The Company's loan loss reserve coverage of non-performing loans was 163.6% at December 31, 2007 compared to 383.2% at December 31, 2006 and 251.4% at September 30, 2007. The provision for loan losses increased to $3.25 million during the quarter ended December 31, 2007 compared with $853 thousand during the quarter ended December 31, 2006 and $1.9 million during the quarter ended September 30, 2007. Included in non-performing loans were $4.9 million of single-family loans and home equity lines, which we believe are well-secured," Hood continued.

"One of our primary goals this year is to increase non-interest revenues and to improve our operating efficiency. With the recently completed early retirement program, we expect to see positive results in our efficiency trends. In-store expansion and diversification will continue during fiscal 2008 with the February opening of our 14th in-store sales center in the Lowe's Food Store in Murrell's Inlet, South Carolina. Three additional in-store sales centers in Lowe's Food Stores along with two additional Wal-Mart in-store sales centers are expected to open in late fiscal 2008 and in fiscal 2009, respectively," Hood commented.

Hood continued, "We also continue to review potential new branch sites in our coastal markets as well as possible relocations and consolidations. We are pleased to announce that a new financial center will open in early February in Charleston, South Carolina located across the street from the largest medical complex in the state of South Carolina".

"While current market conditions present many challenges, we are dedicated to finding the best financial solutions for our customers and the best results for our shareholders. Our Board of Directors, officers and employees are focused on these primary goals," Hood concluded.

As of December 31, 2007, First Financial's total assets were $2.8 billion, loans receivable totaled $2.2 billion and deposits were $1.8 billion. Stockholders' equity was $187.3 million and book value per common share totaled $16.07 at December 31, 2007.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 55 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and R. Wayne Hall, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (ET), January 17, 2008. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended		
	12/31/07	12/31/06	09/30/07
Statements of Income			
Interest income	$ 44,363	$ 41,185	$ 42,931
Interest expense	23,303	20,483	22,239
Net interest income	21,060	20,702	20,692
Provision for loan losses	(3,248)	(853)	(1,850)
Net interest income after provision	17,812	19,849	18,842
Other income			
Net gain on sale of investments and mortgage-backed securities	100		
Brokerage fees	680	607	665
Commissions on insurance	4,037	3,930	4,883
Other agency income	250	247	288
Service charges and fees on deposit accounts	6,077	5,090	5,818
Mortgage banking income	1,849	1,287	922
Gains on disposition of assets	36	56	40
Other	611	447	758
Total other income	13,640	11,664	13,374
Other expenses			
Salaries and employee benefits	18,007	15,173	14,172
Occupancy costs	2,034	1,655	1,810
Marketing	694	427	521
Furniture and equipment expense	1,532	1,373	1,641
Other	4,373	3,883	4,677
Total other expenses	26,640	22,511	22,821
Income before income taxes	4,812	9,002	9,395
Provision for income taxes	1,915	3,159	4,204
Net income	2,897	5,843	5,191
Earnings per common share:			
Basic	0.25	0.49	0.44
Diluted	0.25	0.48	0.44
Average shares outstanding	11,646	12,046	11,741
Average diluted shares outstanding	11,727	12,259	11,842
Ratios:			
Return on average equity	6.21%	12.57%	11.09%
Return on average assets	0.42%	0.88%	0.77%
Net interest margin	3.23%	3.37%	3.31%
Total other expense/average assets	3.86%	3.39%	3.39%
Efficiency ratio (1)	71.10%	69.27%	66.77%
Net charge-offs/loans, annualized	0.36%	0.16%	0.30%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - early retirement expenses, expenses related to VISA and American Express.

Please Note: Certain prior period amounts have been reclassified to conform to current period presentation.

	12/31/07	12/31/06	09/30/07
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 74,448	$ 106,294	$ 77,334
Investments	63,399	55,221	55,629
Mortgage-backed securities	345,397	290,148	297,011
Loans receivable, net	2,194,972	2,077,411	2,140,769
Office properties, net	74,791	60,429	74,303
Real estate owned	2,748	2,005	1,513
Intangible assets	22,523	22,794	22,627
Other assets	39,429	40,726	42,184
Total Assets	2,817,707	2,655,028	2,711,370
Liabilities			
Deposits	1,806,585	1,819,804	1,854,051
Advances from FHLB	708,000	475,000	554,000
Other borrowings	52,206	112,996	52,207
Other liabilities	63,620	59,248	65,397
Total Liabilities	2,630,411	2,467,048	2,525,655
Stockholders' equity			
Stockholders' equity	290,608	277,111	290,091
Treasury stock	(103,268)	(86,674)	(103,197)
Accumulated other comprehensive loss	(44)	(2,457)	(1,179)
Total stockholders' equity	187,296	187,980	185,715
Total liabilities and stockholders' equity	2,817,707	2,655,028	2,711,370
Stockholders' equity/assets	6.65%	7.08%	6.85%
Common shares outstanding	11,657	12,065	11,635
Book value per share	$ 16.07	$ 15.58	$ 15.96

	12/31/07	12/31/06	09/30/07
Credit quality-quarterly results			
Total reserves for loan losses	$ 16,692	$ 14,714	$ 15,428
Loan loss reserves / loans	0.76%	0.70%	0.72%
Reserves/non-performing loans	163.63%	383.18%	251.43%
Provision for losses	$ 3,248	$ 853	$ 1,850
Net loan charge-offs	$ 1,983	$ 820	$ 1,610
Problem assets			
Non-accrual loans	$ 10,133	$ 3,796	$ 6,087
Accruing loans 90 days or more past due	68	44	49
REO through foreclosure	2,748	2,005	1,513
Total	$ 12,949	$ 5,845	$ 7,649
As a percent of total assets	0.46%	0.22%	0.28%

First Financial Holdings, Inc.

(dollars in thousands)

BALANCE SHEET					As of / For the Quarter Ended (Unaudited)				
	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06
Assets								
Cash and investments	$ 137,847	$ 132,963	$ 151,474	$ 169,538	$ 161,515	$ 180,366	$ 186,569	$ 167,374
Loans receivable	2,194,972	2,140,769	2,122,228	2,107,651	2,077,411	2,061,129	2,047,966	1,984,423
Mortgage-backed securities	345,397	297,011	264,655	285,321	290,148	296,493	298,022	319,729
Office properties and equip.	74,791	74,303	66,140	63,349	60,429	56,080	53,885	53,184
Real estate owned	2,748	1,513	1,560	1,277	2,005	1,920	1,725	2,410
Other assets	61,952	64,811	64,877	64,218	63,520	62,140	63,527	63,977
Total assets	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028	$ 2,658,128	$ 2,651,694	$ 2,591,097
Liabilities								
Deposits	$ 1,806,585	$ 1,854,051	$ 1,885,677	$ 1,877,084	$ 1,819,804	$ 1,823,028	$ 1,812,002	$ 1,804,780
Advances-FHLB	708,000	554,000	435,000	454,000	475,000	465,000	517,000	456,000
Other borrowed money	52,206	52,207	97,258	104,730	112,996	115,968	74,029	98,913
Other liabilities	63,620	65,397	64,240	66,194	59,248	70,367	71,878	57,473
Total liabilities	2,630,411	2,525,655	2,482,175	2,502,008	2,467,048	2,474,363	2,474,909	2,417,166
Total stockholders' equity	187,296	185,715	188,759	189,346	187,980	183,765	176,785	173,931
Total liabilities and stockholders' equity	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028	$ 2,658,128	$ 2,651,694	$ 2,591,097
Total shares o/s	11,657	11,635	11,841	11,950	12,065	12,021	12,000	12,025
Book value per share	$ 16.07	$ 15.96	$ 15.94	$ 15.84	$ 15.58	$ 15.29	$ 14.73	$ 14.46
Equity/assets	6.65%	6.85%	7.07%	7.04%	7.08%	6.91%	6.67%	6.71%
AVERAGE BALANCES								
Total assets	$ 2,764,539	$ 2,691,152	$ 2,681,144	$ 2,673,191	$ 2,656,578	$ 2,655,784	$ 2,621,396	$ 2,578,714
Earning assets	2,584,426	2,476,732	2,477,751	2,453,456	2,437,654	2,434,301	2,405,440	2,373,321
Loans	2,189,044	2,142,475	2,131,985	2,103,270	2,080,090	2,072,423	2,023,916	1,971,484
Costing liabilities	2,523,927	2,432,008	2,444,677	2,419,069	2,384,137	2,394,502	2,379,397	2,350,222
Deposits	1,841,414	1,874,849	1,878,237	1,836,062	1,826,960	1,814,111	1,804,496	1,741,755
Equity	186,506	187,237	189,053	188,663	185,861	180,275	175,358	172,370

First Financial Holdings, Inc.

(dollars in thousands)

	Quarter Ended (Unaudited)								Fiscal Year	
	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06	09/30/07	09/30/06
STATEMENT OF OPERATIONS										
Total interest income	$ 44,363	$ 42,931	$ 42,540	$ 41,388	$ 41,185	$ 40,670	$ 38,652	$ 36,783	$ 168,044	$ 151,340
Total interest expense	23,303	22,239	21,559	20,933	20,483	20,022	18,413	17,357	85,214	71,615
Net interest income	21,060	20,692	20,981	20,455	20,702	20,648	20,239	19,426	82,830	79,725
Provision for loan losses	(3,248)	(1,850)	(1,390)	(1,071)	(853)	(1,100)	(1,415)	(1,243)	(5,164)	(4,895)
Net int. inc. after provision	17,812	18,842	19,591	19,384	19,849	19,548	18,824	18,183	77,666	74,830
Other income										
Gain on investment securities	100			266		11	(9)	3	266	5
Brokerage fees	680	665	570	709	607	664	694	914	2,551	2,777
Commissions on insurance	4,037	4,883	5,082	6,970	3,930	4,921	4,986	5,808	20,865	19,607
Other agency income	250	288	321	325	247	303	313	301	1,181	1,185
Mortgage banking income	1,849	922	1,278	768	1,287	883	1,287	1,200	4,255	4,989
Svc. chgs/fees-dep. accts	6,077	5,818	5,720	4,938	5,090	5,130	5,073	4,846	21,566	20,266
Real estate operations (net)	(65)	(152)	(203)	(100)	(186)	(87)	(140)	(189)	(641)	(607)
Gains (losses) on disposition of properties	36	40	115	19	56	74	801	92	230	989
Other	676	910	612	790	633	871	583	716	2,945	2,744
Total other income	13,640	13,374	13,495	14,685	11,664	12,770	13,588	13,691	53,218	51,955
Other expenses										
Salaries & employee benefits	18,007	14,172	14,596	14,728	15,173	14,045	13,549	13,387	58,669	54,648
Occupancy costs	2,034	1,810	1,601	1,566	1,655	1,561	1,603	1,249	6,632	5,754
Marketing	694	521	751	562	427	576	690	622	2,261	2,353
Furniture and equipment expense	1,532	1,641	1,473	1,380	1,373	1,395	1,360	1,295	5,867	5,406
Other	4,373	4,677	4,357	4,091	3,883	4,003	4,082	3,825	17,008	15,774
Total other expenses	26,640	22,821	22,778	22,327	22,511	21,580	21,284	20,378	90,437	83,935
Income before taxes	4,812	9,395	10,308	11,742	9,002	10,738	11,128	11,496	40,447	42,850
Provision for income taxes	1,915	4,204	3,810	4,202	3,159	3,820	3,949	4,087	15,375	15,221
Net Income	$ 2,897	$ 5,191	$ 6,498	$ 7,540	$ 5,843	$ 6,918	$ 7,179	$ 7,409	$ 25,072	$ 27,629

Note: Certain prior period amounts have been reclassified to conform to current period presentation.

Average shares o/s, basic	11,646	11,741	11,886	12,043	12,046	12,007	12,013	12,023	11,929	12,024
Average shares o/s, diluted	11,727	11,842	12,032	12,223	12,259	12,174	12,163	12,190	12,089	12,190
Net income per share - basic	$ 0.25	$ 0.44	$ 0.55	$ 0.63	$ 0.49	$ 0.58	$ 0.60	$ 0.62	$ 2.10	$ 2.30
Net income per share - diluted	$ 0.25	$ 0.44	$ 0.54	$ 0.62	$ 0.48	$ 0.57	$ 0.59	$ 0.61	$ 2.07	$ 2.27
Dividends paid per share	$ 0.255	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 0.24	$ 0.24	$ 0.24	$ 1.00	$ 0.92

First Financial Holdings, Inc.

(dollars in thousands)

	Quarter Ended (unaudited)								Fiscal Year	
	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/06	09/30/07	09/30/06
OTHER RATIOS										
Return on Average Assets	0.42%	0.77%	0.97%	1.13%	0.88%	1.04%	1.10%	1.15%	0.94%	1.06%
Return on Average Equity	6.21%	11.09%	13.75%	15.99%	12.52%	15.35%	16.38%	17.19%	13.40%	15.76%
Average yield on earning assets	6.81%	6.89%	6.88%	6.84%	6.70%	6.63%	6.44%	6.29%	6.82%	6.35%
Average cost of paying liabilities	3.67%	3.65%	3.54%	3.51%	3.41%	3.32%	3.10%	2.99%	3.53%	3.05%
Gross spread	3.14%	3.24%	3.34%	3.33%	3.29%	3.31%	3.34%	3.30%	3.29%	3.30%
Net interest margin	3.23%	3.31%	3.40%	3.38%	3.37%	3.37%	3.38%	3.32%	3.36%	3.35%
Operating exp./avg. assets	3.86%	3.48%	3.50%	3.41%	3.47%	3.34%	3.31%	3.23%	3.46%	3.32%
Efficiency ratio	71.10%	66.77%	65.90%	63.87%	69.27%	65.22%	64.74%	61.75%	66.40%	64.68%
Note: Average yields, costs and margins for prior periods adjusted to actual days										
COMPOSITION OF GROSS LOAN PORTFOLIO										
Mortgage Loans (1-4 Family)	$ 912,008	$ 904,363	$ 904,138	$ 912,100	$ 909,164	$ 910,497	$ 908,743	$ 906,768		
Construction Loans (1-4 Family)	73,048	82,714	86,074	89,615	90,171	101,702	106,787	106,571		
Commercial Real Estate	326,975	293,849	284,649	286,103	282,396	283,016	286,013	277,248		
Commercial Business Loans	82,836	81,846	83,629	86,890	82,974	82,316	78,314	77,841		
Land	246,532	231,415	227,471	222,165	219,349	206,858	195,950	168,678		
Home Equity Lines of Credit	270,880	263,922	263,588	257,281	255,609	252,393	253,884	246,539		
Mobile Home Loans	206,270	199,349	193,449	184,704	179,440	173,801	170,262	166,099		
Credit Cards	16,198	14,775	14,272	13,940	14,579	13,334	13,298	13,114		
Other Consumer Loans	138,282	138,484	134,944	120,330	118,211	119,741	117,665	103,087		
	$ 2,273,029	$ 2,210,717	$ 2,192,214	$ 2,173,128	$ 2,151,893	$ 2,143,658	$ 2,130,916	$ 2,065,945		
Note: The Composition of Gross Loans above has been changed to collateral type which agrees with the 10Qs as filed with the SEC.										
ASSET QUALITY										
Non-accrual loans	$ 10,133	$ 6,087	$ 5,710	$ 5,049	$ 3,796	$ 3,684	$ 5,020	$ 4,361		
Loans 90 days or more past due	68	49	90	56	44	64	64	41		
Renegotiated loans										
REO thru foreclosure	2,748	1,513	1,560	1,277	2,005	1,920	1,725	2,410		
TOTAL	$ 12,949	$ 7,649	$ 7,360	$ 6,382	$ 5,845	$ 5,668	$ 6,809	$ 6,812		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 16,692	$ 15,428	$ 15,188	$ 14,756	$ 14,714	$ 14,681	$ 14,518	$ 14,221		
Loan loss reserves/ loans	0.76%	0.72%	0.71%	0.70%	0.70%	0.71%	0.70%	0.71%		
Provision for losses	3,248	1,850	1,390	1,071	853	1,100	1,415	1,243		
Net loan charge-offs	1,983	1,610	958	1,030	820	938	1,118	1,275		
Net charge-offs/average net loans	0.09%	0.08%	0.05%	0.05%	0.04%	0.04%	0.06%	0.07%		
Annualized net charge-offs/av.loans	0.36%	0.30%	0.18%	0.19%	0.16%	0.18%	0.22%	0.26%		